RESIN SYSTEMS INC.

INTERM CONSOLIDATED BALANCE SHEETS

 (Canadian Dollars)

                                                  2002                     2002

                                          November 30,               AUGUST 31,

                                          (unaudited)

ASSETS

Current assets:

  Cash and short term investments          $  128,816             $    518,581

  Accounts receivable (note 4)                200,426                  238,886

  Receivable from NRC (note 5)                 52,295                   37,620

  Inventories                                 229,329                  275,305

  Prepaid expenses and deposits               111,052                    6,939

                                              721,918                1,077,331

Prepaid rent and

   security deposit                             7,192                    7,192

Capital assets (note 6)                       189,861                  201,901

Intangible assets                              33,803                   35,497

                                           $  952,774             $  1,321,921

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities:

  Payables and accruals                    $  172,897             $    184,153

Long-term payable to NRC (note 5)              89,915                   37,620

Shareholders' equity:

  Share capital (note 7)                   11,496,990               11,384,507

  Deficit                                 (10,807,028)             (10,284,359)

                                              689,962                1,100,148

Future operations (note 1)

Subsequent events (note 9)

                                         $    952,774             $  1,321,921

See accompanying notes to interim consolidated financial statements.

On behalf of the Board:

Signed “ Greg Pendura “                    Signed “ Dwayne Hunka “

Director                                   Director

RESIN SYSTEMS INC.

INTERM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian dollars)

                                           Three Months Ended

                                            2002            2001           2002

                                    November 30,    November 30,     August 31,

                                     (unaudited)     (unaudited)

Revenue                            $      75,515   $    135,106  $     343,257

Expenses:

  Cost of sales                           35,074         74,766        216,782

  Direct and product development         238,795         66,127        632,042

  Marketing and business development      98,252        179,427        314,168

  General and administrative             216,865        186,496        814,681

  Interest and other charges              (3,633)        11,022          9,093

  Amortization                            12,831         11,035         62,438

                                         598,184        528,873      2,049,204

Loss before the under-noted             (522,669)      (393,767)    (1,705,947)

Gain (loss) on sale of capital assets        --             396            393

Write-down of inventories                    --              --             --

Write-down of capital and

  intangible assets                          --              --        (12,414)

Net loss                                (522,669)      (393,371)    (1,717,968)

Deficit, beginning of period         (10,284,359)    (8,566,391)    (8,566,391)

Deficit, end of period             $ (10,807,028)  $ (8,959,762) $ (10,284,359)

Basic and diluted loss

  per common share                      $  (0.02)      $  (0.02)      $  (0.09)

See accompanying notes to interim consolidated financial statements.

RESIN SYSTEMS INC.

INTERM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian dollars)

                                          Three Months Ended

                                            2002           2001            2002

                                    November 30,   November 30,      August 31,

                                    (unaudited)     (unaudited)

Cash provided by (used in):

Operating:

  Net loss                           $  (522,669)  $  (393,371)   $ (1,717,968)

Items which do not involve cash:

  Amortization                            12,831        11,035          62,438

  Loss (gain) on sale of capital assets       --          (396)           (393)

  Write-down of inventories                   --            --              --

  Stock based compensation                12,548            --              --

  Write-down of capital and

     intangible assets                        --            --          12,414

  Consulting services settled by

     reduction of share purchase loan     36,000            --          18,000

  Shares to be issued pursuant to

     ARC agreement                        63,950            --         184,375

Change in non-cash operating

     working capital                     (45,608)      (11,346)        (30,235)

                                        (442,948)     (394,078)     (1,471,369)

Financing:

  Proceeds from issue of share capital,

    net of transaction costs                 (15)           --       1,234,467

  Reclassification of Notes payable           --       100,000              --

  Proceeds from issue of notes payable        --       739,000         739,000

  Repayment of notes payable                  --            --        (200,000)

  Increase in long-term debt to NRC       52,295            --              --

                                          52,280       839,000       1,773,467

Investing:

  Purchase of capital assets              (1,149)       (2,579)        (82,150)

  Prepaid rent and security deposit           --            --          29,808

  Proceeds on sale of capital assets       2,345       108,929         110,629

  Acquisition of intangible assets          (293)           --         (39,441)

                                             903       106,350          18,846

Increase (decrease) in cash             (389,765)      551,272         320,944

Cash and short-term investments,

  beginning of year                      518,581       197,637         197,637

Cash and short-term investments,

  end of Period                      $   128,816   $   748,909    $    518,581

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Three months ended November 30, 2002 and year ended August 31, 2002

The unaudited interim financial statements for the first quarter ended November 30, 2002 should be read in conjunction with the consolidated financial statements for the year ended August 31, 2002.  These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles for interim financial statements.

Unless otherwise noted, these financial statements are prepared in accordance with the same accounting policies and methods as the consolidated financial statements for the year ended August 31, 2002.

1.  Nature of operations and future operations:

The Company has completed the filing of Form 20F registration statement under The Exchange Act of 1934 and is now a full reporting foreign private issuer in the United States.  The Company is also currently in discussions with OTC Bulletin Board market makers to facilitate sponsorship in the U.S. Market.

   Future operations:

   These financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes the Company will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of the Company to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  For the quarter ended November 30, 2002 and the year ended August 31, 2002, the Company reported a loss of $522,669 and $1,717,968 and has an accumulated deficit of $10,807,028 and $10,284,359 respectively.  As at November 30, 2002 the Company has positive working capital of $549,021.

   In fiscal 2002 the Company began the implementation of a revised business plan, which included a reduction of staff and closing of its U.S. office that was opened earlier in 2002.  The Company also began to implement a new sales and marketing strategy and spent considerable time and resources refining process issues related to entering pultrusion production.

   Also in fiscal 2002, the Company evaluated and pursued new financing alternatives, including signing agreements with the National Research Council (“NRC”) and the Alberta Research Council (“ARC”) to assist the Company in further development of various Version resin systems.  Prior to entering into these agreements, the Company issued $739,000 in notes payable that were, under the terms of the notes, converted into equity upon execution of the NRC agreement.  In addition, the Company completed a fully subscribed private placement that generated proceeds of $1,239,713.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Three months ended November 30, 2002 and year ended August 31, 2002

1.  Nature of operations and future operations, (continued):

   Future operations, (continued):

   The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events that raise doubt about the validity of the “going concern” assumption used in preparing these financial statements.

   These financial statements do not reflect any adjustments that would be necessary if the “going concern” assumptions were not appropriate because management is of the opinion that sufficient working capital will be obtained from operations, shareholders and other external financing sources to meet the Company’s liabilities and commitments as they become payable.

2.  Change in Accounting Policy:

   Effective September 1, 2002 the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting of stock based compensation and other stock based payments.  The new Recommendations are applied prospectively to all stock based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002.

3.  Significant Accounting policy:

   The Company accounts for all stock based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002, using the fair value based method.  No compensation cost is recorded for all other stock based employee compensation awards, which are accounted for using the intrinsic value based method.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  No stock based compensation was granted to employees subsequent to September 1, 2002, thus the Company has not disclosed the pro forma effect of accounting for these awards under the fair value based method.

   Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period.  For awards that vest at the end of the vesting period, compensation cost is recognized on a straight line basis.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Three months ended November 30, 2002 and year ended August 31, 2002

4  Accounts receivable:

   The Company reports accounts receivable net of allowance for doubtful accounts.  An estimation of the allowance for doubtful accounts is based upon management’s analysis of customer accounts and the likelihood of collecting each account based upon the age of the amount outstanding as it relates to specific invoices.  Allowance for doubtful accounts, as at November 30, 2002 and August 31, 2002 was $124,203 for both periods.

5  Receivable from NRC:

   Pursuant to the agreement with the National Research Council (“NRC”) (consolidated financial statements for the year ended August 31, 2002, note 15 (b)), the Company has submitted its third claim in the amount of $52,294 and based upon previous experience has recorded the receivable and offsetting long-term liability.  As at August 31, 2002 the Company presented two claims to the NRC totaling $37,620 which were subsequently paid in the quarter.

6  Capital assets:

   During the quarter the Company sold computer software it was not using for proceeds of $2,345.

7  Share capital:

   (a)  Authorized and issued shares:

                                              Number of

                                                 shares            Amount

Total issued and outstanding

  August 31, 2002                            33,713,085      $ 11,200,132

Shares to be issued pursuant to

  ARC Agreement (see note 15 & 16

  in the consolidated August 31, 2002

  financial statements)                         312,500           184,375

Balance August 31, 2002                      34,025,585        11,384,507

Shares to be issued pursuant to

  ARC Agreement see below at November

  29, 2002 market price of $0.65                 98,385            63,950

Reduction of share subscription

  receivable as per below                            --            36,000

Fair stock compensation (see note 7(b) below)        --            12,548

Balance November 30, 2002                    34,123,970        11,497,005

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Three months ended November 30, 2002 and year ended August 31, 2002

7.  Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

   During the quarter, the promissory note from a director was reduced by $36,000 pursuant to the provisions of a consulting services agreement the Company entered in July, 2002 (note 8(a) Consolidated Financial Statements August 31, 2002).  As at November 30, 2002, the balance outstanding of the promissory note was $139,540.

   The Company received during the quarter $63,950 in research and development work done by the Alberta Research Council (“ARC”).  The agreement with the ARC states, the Company will issue the equivalent monetary value in Common Shares but only in installments of $125,000.  When the Company receives an additional $61,050 in work done by the ARC the Company will then issue the second installment of $125,000 in Common Shares.

   (b)  Stock based compensation:

   The Company recorded $12,548 in stock based compensation to consultants during the quarter.  This compensation is based upon the Black-Scholes option pricing model.  For the options granted in the quarter, to a consultant, the amount is based using the following assumptions:

              Risk free interest rate                      4.128%

              Expected life of option                      5 years

              Expected volatility                          148%

              Expected dividends                           Nil

   Additionally the Company, granted a stock option based upon performance, to another consultant during the quarter.  The particulars of the option are; 300,000 options for Common Shares, with an exercise price of $0.56, granted on November 22, 2002 and that expire on November 21, 2007.  Under the accounting policy noted above (note 2), the Company will record the fair value of the options upon completion of the performance specified in the option agreement.  As at the Balance Sheet date the performance specified had not been completed and the Company has not recorded any expense related to these options.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Three months ended November 30, 2002 and year ended August 31, 2002

7  Share capital, (continued):

   (c)  Stock options:

Outstanding options

   A summary of the status and changes in the Company’s outstanding stock options is presented below:

                                         Number of       Weighted average

                                     share options         exercise price

   Outstanding, August 31, 2002         3,185,000            $       0.36

Granted                                   400,000                    0.56

Outstanding, August 31, 2002            3,585,000            $       0.38

   The following table summarizes information about the stock options outstanding as at November 30, 2002:

                                        Weighted

                                         average

Exercise                Number           years             Exercisable at

price              outstanding       remaining          November 30, 2002

$0.34                   70,000            2.75                     35,000

$0.34                  845,000            4.00                    875,000

$0.40                  200,000            0.17                    200,000

$0.40                  250,000            2.33                    250,000

$0.40                1,360,000            4.42                  1,160,000

$0.40                  350,000            4.67                    275,000

$0.50                   70,000            4.17                        --

$0.54                  100,000            4.75                        --

$0.56                  300,000            4.98                        --

$0.65                   40,000            3.67                     40,000

                     3,585,000            3.48                  2,835,000

Options held by consultants:

   Included in the outstanding stock option amounts above, are options that were granted to consultants, the details of which are outlined below.

                                         Number of       Weighted average

                                     share options         exercise price

Outstanding, August 31, 2002              615,000                  $ 0.39

Granted                                   400,000                    0.56

Outstanding, November 20, 2002          1,015,000                  $ 0.46

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Three months ended November 30, 2002 and year ended August 31, 2002

8. Segmented information:

The Company’s activities comprise one business segment.

9.  Subsequent events:

   (a)  Letter of agreement with Canzeal Enterprises Ltd.:

   On December 2, 2002 the Company announced it had entered into a letter of agreement with Canzeal Enterprises Ltd. (“Canzeal”),to acquire the  worldwide right, title and interest in and to all intellectual property assets of Canzeal relating to the design, manufacture and distribution of composite poles.  In exchange for this intellectual property and associated rights the Company will issue Canzeal 3,000,000 equity units of the Company consisting of one Common Share and one-half warrant, each whole warrant entitling the holder to acquire one Common Share at an exercise price of $0.75 per share at any time on or before the first anniversary of the closing date of the acquisition.  The deemed price per the agreement, for these units has been set at $1.5 million.  This agreement is subject to regulatory approval and certain conditions precedent, including the Company raising a minimum of $1,000,000 and a maximum of $3,000,000 through an equity or debt offering.  Pursuant to the agreement the purchase is expected to close on or before March 15, 2003.

   Pursuant to this agreement, the Company for a period of four years from the closing date, will pay Canzeal a royalty equal to 3.5% of the gross sales of composite poles manufactured by the Company using the intellectual property and rights mentioned above.  Additionally, the Company will pay Canzeal one half of any royalties generated by the Company’s licensing of the property to a third party up to a maximum of 3.5% of gross sales.

   January 7th, 2003 the Company announced that it had completed this transaction.  On the closing date the Company’s market price for its stock closed at $1.10 per Common Share.  In accordance with Canadian generally accepted accounting principles the Company will be recording the purchase of the intellectual property at $3,300,000 owing to the difference of the deemed price ($0.50) in the agreement and the market price ($1.10).

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Three months ended November 30, 2002 and year ended August 31, 2002

9.  Subsequent events, (continued):

   (b)  Private Placement of 6,000,000 equity units:

   On December 2, 2002 the Company issued a press release announcing its intention to issue a maximum of 6,000,000 equity units consisting of one Common Share and one Common Share warrant at a price of $0.50 per unit.  The Common Share warrant will entitle the holder to acquire one Common Share at an exercise price of $0.75 per share subject to adjustment in certain events, at any time on or before 4:30 p.m. (Edmonton time) on the first anniversary of the closing date of the private placement.

   Management disclosed that the proceeds from this private placement will be used to establish a fully operational Canadian based manufacturing facility, infrastructure and marketing/sales team to commercialize the manufacture and sale of compost poles by June 30, 2003.

   On January 10th, 2003 the Company announced that it had completed the private placement for total gross proceeds of $3,000,000.